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                                                               Exhibit (d)(7.1)



                                 FIRST ADDENDUM

      Pacific Capital International Stock Fund and Pacific Capital Small Cap
Fund

            THIS FIRST ADDENDUM, dated October 1, 2002, to the Sub-Advisory Agreement dated March 8, 2001 between Bank of Hawaii through its Asset Management Group (the "Advisor") and Nicholas Applegate Capital Management, a California limited partnership (the "Sub-Advisor"), modifies the Sub-Advisory Agreement as follows:

            1. By its execution of this First Addendum, Pacific Capital Funds (the "Trust") becomes a party to the Sub-Advisory Agreement.

            2. The text of Section 8 "Compensation" is deleted in its entirety and the following substituted in lieu thereof:

            For the services provided and the expenses assumed with respect to each of the Funds pursuant to this Agreement, the Sub-Adviser will be entitled to a fee, computed daily and payable quarterly directly by the Trust, calculated at the annual rate of 0.65% on the first $50 million of the Fund's average daily net assets and 0.60% on average daily net assets in excess of $50 million for Pacific Capital International Stock Fund and 0.60% on the first $50 million of the Fund's average daily net assets and 0.55% on average daily net assets in excess of $50 million for Pacific Capital Small Cap Fund.

            IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

BANK OF HAWAII                              NICHOLAS APPLEGATE CAPITAL
(successor by merger to Hawaiian            MANAGEMENT
Trust Company, Ltd.), through its
Asset Management Group                      By:    /s/ Charles H. Field, Jr.
                                            Name:  Charles H. Field, Jr.
By:    /s/ Steven R. Champion               Title: Deputy General Counsel
Name:  Steven R. Champion
Title: Executive Vice President

                                            PACIFIC CAPITAL FUNDS

                                            By:    /s/ Andrew P. Spencer
                                            Name:  Andrew P. Spencer
                                            Title: Executive Vice President